Filed by SemGroup Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SemGroup Corporation

Commission File No. 001-34736

Date: October 18, 2019

From: “Conner, Carlin”

Date: October 18, 2019 at 11:59:35 AM CDT

Subject: Merger Update Information

Dear SemGroup Team,

First, I want to thank each of you for your dedication to our business and to working safely. I know the pending merger with Energy Transfer has many of us thinking about the future and what we can expect in the coming weeks. I hope the following update will provide more clarity on the timeline and expectations around Energy Transfer’s needs moving forward.

This week we received notice from federal regulators that the proposed merger has cleared the Hart-Scott-Rodino Act (HSR) waiting period. In addition, Energy Transfer expects to file a post-effective amendment to the S-4 early next week. This means that the major regulatory requirements needed for closing have been satisfied and the next step is the SemGroup shareholder vote. The process for the shareholder vote, including setting a date for the shareholder meeting, is expected to move forward very soon. Assuming a majority of shareholders approve the deal, we are looking at an anticipated closing in December.

On the integration planning front, this week employees from SemGroup and Energy Transfer representing many functions met to begin work on the business function and organization workstreams in earnest. I understand these meetings went well and I appreciate each of you who are contributing to the success of this effort either directly or in a support role. As part of the integration work, we have learned some important information concerning Energy Transfer’s post-closing plans for employees.

Some of those items are:

•	Energy Transfer expects minimal to no impact on SemGroup employees as of closing.

•

Energy Transfer anticipates communicating individual employment status determinations after closing and will provide a more detailed timeline in the near future. It is anticipated that there are three classifications of SemGroup employees: (i) those who will receive offers of continuing employment from Energy Transfer; (ii) those who will receive an offer of transition employment from Energy Transfer; and (iii) those whose positions will be eliminated shortly after closing.

•	Energy Transfer is working very hard with SemGroup management to identify key and critical employees of SemGroup and employees who may want to seek out opportunities for continuing employment.

•

It is anticipated that as of January 1, 2020, legacy SemGroup employees will begin to be paid by Energy Transfer. If closing occurs, as expected, in early December, SemGroup employees will continue to be paid exactly as they are today.

•

Effective January 1, 2020, legacy SemGroup employees based in the U.S. will participate in Energy Transfer’s health and welfare benefit plans. Energy Transfer will conduct an open enrollment for SemGroup employees based in the U.S. during December. More information on Energy Transfer’s benefit enrollment process will be provided at a later date. Canadian employees will remain on their same health and welfare benefit programs.

Additionally, as part of our effort to communicate with each of you, we will hold a town hall meeting/webcast for all SemGroup employees on Friday, October 25 at 9 a.m. Central Time. Members of Energy Transfer’s senior leadership team will be present in Tulsa and available to answer questions in person and over the phone/web. If you have questions ahead of time, please feel free to use the form on Inside SemGroup.

You can also reach out to me or Kay Kittleman directly with questions.

Be safe,

Carlin

Forward-Looking Statements

This employee communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” “will,” “should,” “would,” “may” and “could” or similar words or expressions are generally intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the Company’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the Company’s results of operations, financial position, growth opportunities and competitive position. These statements reflect the Company’s current views with respect to future events based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. No assurances can be given, however, as of this date that these events will occur or that these projections will be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that are difficult to predict and could cause actual results to be materially different from those expressed in or implied by such forward-looking statements. Some of these factors include the Company’s ability to consummate the proposed transaction on the expected timeframe or at all, including due to the inability to obtain all approvals necessary or the failure of other closing conditions; the volatility of oil and natural gas prices; any sustained reduction in demand for, or supply of, the petroleum products we gather, transport, process, market and store; the overall forward markets for crude oil, natural gas and natural gas liquids; operational, regulatory and environment risks; cost and availability of equipment and labor; the Company’s ability to finance its activities; and other risks more fully discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, available on the Company’s website or the SEC’s website at www.sec.gov. Any forward-looking statement speaks only as of the date of which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Energy Transfer will file a registration on Form S-4 that will include a proxy statement of the Company. The definitive proxy statement will be sent to the stockholders of the Company. The Company and Energy Transfer may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE PROXY STATEMENT AND ANY REGISTRATION STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive proxy statement and any registration statement/prospectus, as applicable, will be sent to security holders of the Company in connection with the Company’s shareholder meetings. Investors and security holders may obtain a free copy of the proxy statement (when available), any registration statement/prospectus and other relevant documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement (when available), any registration statement/prospectus and other relevant documents by directing a request by mail or telephone to Investor Relations, SemGroup Corporation, 6120 S. Yale Ave, Suite 1500, Tulsa, OK 74136-4231. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at ir.semgroup.com.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the transaction. Information about these persons is set forth in the Company’s definitive proxy statement relating to its 2019 Annual Meeting of Stockholders, as filed with the SEC on April 12, 2019, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the proxy statement, any registration statement and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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